

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 13, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Donald Miller
Chief Executive Office
URON, Inc.
9449 Science Center Drive
New Hope, MN 55428

> **Re:** **URON, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 26, 2007**
> **File No. 000-52015**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Rule 14a-4(a)(3) under the Exchange Act requires that you separately break out on the proxy card each matter to be voted upon. In this regard, we note that the amendment to your charter implements two material changes by eliminating the preemptive rights and the cumulative voting rights of the common stockholders. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other passes, but they should be separately broken out on the

proxy card. Further, the disclosure in your proxy statement should be revised to address each of these matters separately. Please revise accordingly.

2. It appears that you are effecting a modification of a security as contemplated by Item 12 of Schedule 14A. We have the following comments.

- Please provide the information required by Item 13(a) of Schedule 14A. Refer to Item 12(f) of Schedule 14A and Interpretation 19 of the "Proxy Rules and Schedule 14A" section of the Division's July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

- Please provide us with a detailed analysis as to whether this modification represents the creation of a new security, thereby requiring registration of the new security under the Securities Act (absent the availability of a valid exemption from registration).

3. We note that you entered into a new employment agreement with Mr. Miller in February 2007. However, it does not appear that you filed the Form 8-K under Item 502(e) of Form 8-K relating to this agreement. Please advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Ms. Janna Severance
        Messerli & Kramer P.A.
        1800 Fifth Street Towers
        150 South Fifth Street
        Minneapolis, MN 55402